Mail Stop 4561
Via fax (610) 971-9181

June 7, 2007

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, PA 19087

> **Re:**   **Kenexa Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 8-Ks Filed February 15, 2007 and May 10, 2007**
> **File No. 000-51358**

Dear Mr. Karsan:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

1.   We note your disclosures on page 39 and elsewhere throughout your Form 10-K where you indicate that during fiscal 2006 the Company increased your client base to 3,000 companies. You further indicate that the client base includes companies that you billed for services during the year and does not necessarily

indicate an ongoing relationship with each such client. We further note your disclosures on page 16 where you indicate that for the year ended December 31, 2006 the Company provided your talent acquisition and employee performance management solutions on a subscription basis to approximately 522 clients. It appears from this statement that only 17% of your client base has ongoing relationships with the Company. Please confirm or explain. Also, tell us what consideration you have given to expanding your discussion in MD&A of your 3,000 clients to provide a better understanding of the number of such clients that contribute to your on-going subscription revenues versus the number that contracted on a one-time basis and what consideration you have given to quantifying the amount of revenues attributable to each.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 76

2.   We note that the Company's subscription solutions are comprised of subscription fees from clients accessing your on-demand software, consulting services, outsourcing services and proprietary content and these revenues are recognized on a monthly basis over the life of the contract. Please explain how you considered Issue 1 of EITF 00-21 in determining whether each of the deliverables included in your subscription solutions represent a separate unit of accounting and accordingly how you concluded whether these arrangements represented multiple-element arrangements. Also, tell us how the consulting services included in your subscription revenue differ from those services included in other revenues.

3.   Please explain what type of arrangements resulted in unbilled receivables and provide your accounting for such arrangements.

4.   Tell us what consideration you gave to including a reference to applicable criteria in EITF 00-3 in your revenue recognition policy.

Note 3: Acquisitions

BrassRing, page 81

5.   We note your disclosures relating to the Company's acquisition of BrassRing and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:

- The factors that contributed to a purchase price that resulted in the recognition of approximately $104.6 million of goodwill which represents over 90% of your purchase price.
- The methods and assumptions used to identify and value the intangible assets acquired. Specifically address the intangible assets recorded by the Company in connection with the acquisition (technology related assets, contract related assets, etc.) and the Company's consideration of paragraphs 39 and A14 of SFAS 141.
- We note that your purchase price allocation does not include any amounts allocated to in-process research and development. We further note that during the periods preceding your acquisition of BrassRing, approximately 34% of their historical operating expenses were for research and development. Given their significant investment in research and development, please explain why no amounts were allocated to in-process research and development.

Webhire, page 83

6. We note your disclosures relating to the Company's acquisition of Webhire and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:
   - The factors that contributed to a purchase price that resulted in the recognition of approximately $31.6 million of goodwill which represents over 90% of your purchase price.
   - The methods and assumptions used to identify and value the intangible assets acquired. Specifically address the intangible assets recorded by the Company in connection with the acquisition (trademark/trade name, service marks, & domain name, customer lists, internally developed software, etc.) and the Company's consideration of paragraphs 39 and A14 of SFAS 141. Also, explain the basis for the 22 year estimated useful life for the customer lists.
   - We note that your purchase price allocation does not include any amounts allocated to in-process research and development. We further note that during the periods preceding your acquisition of Webhire, approximately 15% of their historical operating expenses were for research and development. Please explain why no amounts were allocated in-process research and development.

Other

7. We note from your disclosures on page 49 that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

8.   Tell us how you considered the disclosure requirements of paragraph 38 of SFAS 131 to disclose information regarding your revenues and long-lived assets by geographic region.

Form 8-Ks Filed February 15, 2007 and May 10, 2007

9.   We note your use of non-GAAP measures in the Form 8-Ks which excludes recurring items such as stock-based compensation expenses and amortization of intangibles. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP income and non-GAAP diluted earning per share):

  • the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
  • the economic substance behind management's decision to use such a measure;
  • the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
  • the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
  • the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

10.   We also note that your explanation of the non-GAAP financial measures references non-GAAP income from operations before income taxes and interest income or expense and non-GAAP earnings per share. Your Form 8-K, however, includes several other non-GAAP disclosures such as non-GAAP gross profit, non-GAAP sales and marketing expense, non-GAAP general and administrative expense and non-GAAP research and development expense. If you intend to

include these non-GAAP disclosures in future Form 8-K filings, then revise to include the disclosure requirements of Question 8 and Item 10(e) or Regulation S-K as indicated in the previous comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief